CUSIP No. 472375104	SCHEDULE 13D	Page 1 of 29

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 20)

KINGSWAY FINANCIAL SERVICES INC.

(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

496904202

(CUSIP Number)

Mr. Joseph Stilwell

111 Broadway, 12th Floor

New York, New York 10006

Telephone: (212) 269-1551

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 16, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 472375104	SCHEDULE 13D	Page 2 of 29

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 3,171,015
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 3,171,015
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,171,015
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 19.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 472375104	SCHEDULE 13D	Page 3 of 29

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 3,171,015
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 3,171,015
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,171,015
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 19.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 472375104	SCHEDULE 13D	Page 4 of 29

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Activist Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 3,171,015
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 3,171,015
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,171,015
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 19.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 472375104	SCHEDULE 13D	Page 5 of 29

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Activist Investments, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 3,171,015
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 3,171,015
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,171,015
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 19.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 472375104	SCHEDULE 13D	Page 6 of 29

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 3,171,015
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 3,171,015
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,171,015
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 19.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 472375104	SCHEDULE 13D	Page 7 of 29

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Associates Insurance Fund of The SALI Multi-Series Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 3,171,015
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 3,171,015
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,171,015
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 19.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 472375104	SCHEDULE 13D	Page 8 of 29

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) n/a
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 3,171,015
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 3,171,015
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,171,015
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 19.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 472375104	SCHEDULE 13D	Page 9 of 29

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Advisers LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) n/a
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 3,171,015
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 3,171,015
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,171,015
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 19.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 472375104	SCHEDULE 13D	Page 10 of 29

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Joseph Stilwell
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 3,171,015
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 3,171,015
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,171,015
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 19.3%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 472375104	SCHEDULE 13D	Page 11 of 29

Item 1.  Security and Issuer

This is the twentieth amendment (this "Twentieth Amendment") to the original Schedule 13D, which was filed on November 7, 2008 (the "Original Schedule 13D"), and amended on November 14, 2008 (the "First Amendment"), on November 17, 2008 (the "Second Amendment"), on November 24, 2008 (the "Third Amendment"), on December 29, 2008 (the "Fourth Amendment"), on January 12, 2009 (the "Fifth Amendment"), on February 2, 2009 (the "Sixth Amendment"), on February 17, 2009 (the "Seventh Amendment"), on February 18, 2009 (the "Eighth Amendment"), on April 9, 2009 (the "Ninth Amendment"), on April 28, 2009 (the "Tenth Amendment"), on August 4, 2009 (the "Eleventh Amendment"), on November 16, 2009 (the "Twelfth Amendment"), on April 8, 2010 (the "Thirteenth Amendment"), on April 20, 2010 (the "Fourteenth Amendment"), on June 7, 2010 (the "Fifteenth Amendment"), on June 29, 2010 (the "Sixteenth Amendment"), on September 24, 2012 (the "Seventeenth Amendment"), on November 30, 2012 (the "Eighteenth Amendment"), and on June 11, 2013 (the "Nineteenth Amendment"). This Twentieth Amendment is being filed jointly by Stilwell Value Partners III, L.P., a Delaware limited partnership ("Stilwell Value Partners III"); Stilwell Value Partners IV, L.P., a Delaware limited partnership ("Stilwell Value Partners IV"); Stilwell Activist Fund, L.P., a Delaware limited partnership ("Stilwell Activist Fund"); Stilwell Activist Investments, L.P., a Delaware limited partnership ("Stilwell Activist Investments"); Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"); Stilwell Associates Insurance Fund of The SALI Multi-Series Fund L.P., a Delaware limited partnership ("Stilwell SALI Fund"); Stilwell Advisers LLC, a Delaware limited liability company ("Stilwell Advisers"); Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Value Partners III, Stilwell Value Partners IV, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates; and Joseph Stilwell. All the filers of this statement are collectively referred to herein as the "Group." The amended joint filing agreement of the members of the Group is attached as Exhibit 17 to the Nineteenth Amendment.

This statement relates to the common shares, no par value ("Common Stock"), of Kingsway Financial Services Inc. ("KFS" or the "Issuer"). All references to shares of Common Stock in this Twentieth Amendment have been adjusted for the rights offering of the Issuer which was completed on September 16, 2013 (the “Rights Offering”). In the Rights Offering, Units were sold entitling the purchasers to one share of Common Stock, one Series A Warrant and one Series B Warrant for each Unit. The terms and conditions of the Series A Warrants and Series B Warrants are summarized in Item 6 below.

The address of the principal executive offices of the Issuer is 45 St. Clair Avenue West, Suite 400, Toronto, Ontario, Canada M4V 1K9.

Item 2.  Identity and Background

(a)-(c)  This statement is filed by Joseph Stilwell with respect to the shares of Common Stock beneficially owned by Joseph Stilwell, including shares of Common Stock held in the names of Stilwell Value Partners III, Stilwell Value Partners IV, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates, and Stilwell SALI Fund, in Joseph Stilwell's capacities as the managing member of, and owner of more than 99% of the equity in, Stilwell Value LLC, which is the general partner of Stilwell Value Partners III, Stilwell Value Partners IV, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates, and as the managing and sole member of Stilwell Advisers, which provides investment advice to Stilwell SALI Fund.

CUSIP No. 472375104	SCHEDULE 13D	Page 12 of 29

The business address of Stilwell Value Partners III, Stilwell Value Partners IV, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates, Stilwell SALI Fund, Stilwell Advisers, Stilwell Value LLC, and Joseph Stilwell is 111 Broadway, 12th Floor, New York, New York 10006.

The principal employment of Joseph Stilwell is investment management. Stilwell Value Partners III, Stilwell Value Partners IV, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates and Stilwell SALI Fund are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners III, Stilwell Value Partners IV, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates, and related partnerships. Stilwell Advisers is in the business of serving as the investment subadviser to Stilwell SALI Fund.

(d)  During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  Joseph Stilwell is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

In the Rights Offering, Stilwell Value Partners IV purchased 310,011 Units for $4.00 per Unit, or a total of $1,240,044, pursuant to which it acquired 310,011 shares of Common Stock, 310,011 Series A Warrants and 310,011 Series B Warrants. Such funds were provided from Stilwell Value Partners IV's working capital and may, from time to time, be provided in part by margin account loans from subsidiaries of Morgan Stanley extended in the ordinary course of business.

In the Rights Offering, Stilwell Associates purchased 150,511 Units for $4.00 per Unit, or a total of $602,044, pursuant to which it acquired 150,511 shares of Common Stock, 150,511 Series A Warrants and 150,511 Series B Warrants. Such funds were provided from Stilwell Associate's working capital and may, from time to time, be provided in part by margin account loans from subsidiaries of Morgan Stanley extended in the ordinary course of business.

In the Rights Offering, Stilwell SALI Fund purchased 18,750 Units for $4.00 per Unit, or a total of $75,000, pursuant to which it acquired 18,750 shares of Common Stock, 18,750 Series A Warrants and 18,750 Series B Warrants. Such funds were provided from Stilwell SALI Fund's working capital and may, from time to time, be provided in part by margin account loans from subsidiaries of Morgan Stanley extended in the ordinary course of business.

In the Rights Offering, Stilwell Activist Fund purchased 17,775 Units for $4.00 per Unit, or a total of $71,100, pursuant to which it acquired 17,775 shares of Common Stock, 17,775 Series A Warrants and 17,775 Series B Warrants. Such funds were provided from Stilwell Activist Fund's working capital and may, from time to time, be provided in part by margin account loans from subsidiaries of Fidelity Brokerage Services LLC extended in the ordinary course of business.

CUSIP No. 472375104	SCHEDULE 13D	Page 13 of 29

In the Rights Offering, Stilwell Activist Investments purchased 97,917 Units for $4.00 per Unit, or a total of $391,668, pursuant to which it acquired 97,917 shares of Common Stock, 97,917 Series A Warrants and 97,917 Series B Warrants. Such funds were provided from Stilwell Activist Investments' working capital and may, from time to time, be provided in part by margin account loans from subsidiaries of Morgan Stanley extended in the ordinary course of business.

In the Rights Offering, Mr. Stilwell purchased 31,250 Units for $4.00 per Unit, or a total of $125,000, pursuant to which he acquired 31,250 shares of Common Stock, 31,250 Series A Warrants and 31,250 Series B Warrants. Such funds were provided from his personal funds and may, from time to time, be provided in party by margin account loans from subsidiaries of JP Morgan Chase & Co. extended in the ordinary course of business.

All purchases of shares of Common Stock made by the Group using funds borrowed from subsidiaries of Fidelity Brokerage Services LLC, JP Morgan Chase & Co., or Morgan Stanley, if any, were made in margin transactions on their usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based on the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4.  Purpose of Transaction

We are filing this Twentieth Amendment to report the acquisition of additional shares of Common Stock and warrants to purchase additional shares of Common Stock in the Rights Offering completed on September 16, 2013.

Our purpose in acquiring shares of Common Stock of the Issuer is to profit from the appreciation in the market price of the shares of Common Stock through asserting shareholder rights. During the time the Group has had Board representation, the Issuer has strengthened previously inadequate reserves and has restructured to maximize shareholder value after the aforesaid reserve additions.

Since 2000, affiliates of the Group have filed Schedule 13Ds to report greater than five percent positions in 48 other publicly traded companies. For simplicity, these affiliates are referred to as the “Group”, “we”, “us”, or “our.” In each instance, our purpose has been to profit from the appreciation in the market price of the shares we held by asserting shareholder rights. In each situation, we believed that the values of the companies’ assets were not adequately reflected in the market prices of their shares. The filings are described below.

On May 1, 2000, we filed a Schedule 13D to report a position in Security of Pennsylvania Financial Corp. ("SPN"). We scheduled a meeting with senior management to discuss ways to maximize the value of SPN's assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced SPN's acquisition. We then sold our shares on the open market.

CUSIP No. 472375104	SCHEDULE 13D	Page 14 of 29

On July 7, 2000, we filed a Schedule 13D to report a position in Cameron Financial Corporation ("Cameron"). We exercised our shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron's list of shareholders, meeting with Cameron's management, demanding that Cameron invite our representatives to join the board, writing to other Cameron shareholders to express our dismay with management's inability to maximize shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced its sale to Dickinson Financial Corp., and we sold our shares on the open market.

On January 4, 2001, following the announcement by Community Financial Corp. ("CFIC") of the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries, we filed a Schedule 13D to report our position. We reported that we acquired CFIC stock for investment purposes. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. We then announced our intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary by then. On March 27, 2001, we wrote to CFIC confirming that CFIC had agreed to meet with one of our proposed nominees to the board. On March 30, 2001, before our meeting took place, CFIC announced its merger with First Financial Corporation, and we sold our shares on the open market.

On February 23, 2001, we filed a Schedule 13D to report a position in Montgomery Financial Corporation ("Montgomery"). On April 20, 2001, we met with Montgomery's management, and suggested that they maximize shareholder value by selling the institution. We also informed management that we would run an alternate slate of directors at the 2001 annual meeting unless Montgomery were sold. Eleven days after we filed our Schedule 13D, however, Montgomery's board amended its bylaws to make it more difficult for us to run an alternate slate by limiting the pool of potential nominees to local persons with a banking relation and shortening the deadline to nominate an alternate slate. We located qualified nominees under the restrictive bylaw provisions and noticed our slate within the deadline. On June 5, 2001, Montgomery announced that it had hired a banker to explore a sale. On July 24, 2001, Montgomery announced its merger with Union Community Bancorp.

On June 14, 2001, we filed a Schedule 13D reporting a position in HCB Bancshares, Inc. ("HCBB"). On September 4, 2001, we reported that we had entered into a standstill agreement with HCBB, under which HCBB agreed to: (a) add a director selected by us, (b) consider conducting a Dutch tender auction, (c) institute annual financial targets, and (d) retain an investment banker to explore alternatives if it did not achieve the financial targets. On October 22, 2001, our nominee, John G. Rich, Esq., was named to the board. On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares. Although HCBB's outstanding share count decreased by 33% between the filing of our original Schedule 13D and August 2003, HCBB did not achieve the financial target. On August 12, 2003, HCBB announced it had hired a banker to assist in exploring alternatives for maximizing shareholder value, including a sale. On January 14, 2004, HCBB announced its sale to Rock Bancshares Inc. and we sold our shares on the open market.

CUSIP No. 472375104	SCHEDULE 13D	Page 15 of 29

On December 15, 2000, we filed a Schedule 13D reporting a position in Oregon Trail Financial Corp. ("OTFC"). In January 2001, we met with the management of OTFC to discuss our concerns that management was not maximizing shareholder value, and we proposed that OTFC voluntarily place our nominees on the board. OTFC rejected our proposal, and we announced our intention to solicit proxies to elect a board nominee. We demanded OTFC's shareholder list, but it refused. We sued OTFC in Baker County, Oregon, and the court ruled in our favor and sanctioned it. We also sued two OTFC directors alleging that one had violated OTFC's residency requirement and that the other had committed perjury. Both suits were dismissed pre-trial but we filed an appeal in one suit and were permitted to re-file the other suit in state court. On August 16, 2001, we started soliciting proxies to elect Kevin D. Padrick, Esq. to the board. We argued in our proxy materials that OTFC should have repurchased its shares at prices below book value. OTFC announced the hiring of an investment banker. Then, the day after the 9/11 attacks, OTFC sued us in Portland, Oregon and moved to invalidate our proxies; the court denied the motion and the election proceeded.

On October 12, 2001, OTFC's shareholders elected our candidate by a 2-1 margin. In the five months after the filing of our first proxy statement (i.e., from August 1, 2001 through December 31, 2001), OTFC repurchased approximately 15% of its shares. On March 12, 2002, we entered into a standstill agreement with OTFC. OTFC agreed to: (a) achieve annual targets for return on equity, (b) reduce their current capital ratio, (c) obtain advice from an investment banker regarding annual 10% stock repurchases, (d) re-elect our director to the board, (e) reimburse a portion of our expenses, and (f) withdraw their lawsuit. On February 24, 2003, OTFC and FirstBank NW Corp. announced their merger, and we sold substantially all of our shares on the open market.

On November 25, 2002, we filed a Schedule 13D reporting a position in American Physicians Capital, Inc. ("ACAP"). The Schedule 13D disclosed that on January 18, 2002, Michigan's insurance department had approved our request to solicit proxies to elect two directors to ACAP's board. On January 29, 2002, we noticed our intention to nominate two directors at the 2002 annual meeting. On February 20, 2002, we entered into a three-year standstill agreement with ACAP, providing for ACAP to add our nominee to its board. ACAP also agreed to consider using a portion of its excess capital to repurchase ACAP's shares in each of the fiscal years 2002 and 2003 so that its outstanding share count would decrease by 15% for each of those years. In its 2002 fiscal year, ACAP repurchased 15% of its outstanding shares; these repurchases were highly accretive to per-share book value. On November 6, 2003, ACAP announced a reserve charge and that it would explore options to maximize shareholder value. It also announced that it would exit the healthcare and workers' compensation insurance businesses. ACAP then announced that it had retained Sandler O'Neill & Partners, L.P., to assist the board. On December 2, 2003, ACAP announced the early retirement of its President and CEO. On December 23, 2003, ACAP named R. Kevin Clinton its new President and CEO. On June 24, 2004, ACAP announced that it had decided that the best means to maximize shareholder value would be to shed non-core businesses and focus on its core business line in its core markets. We increased our holdings in ACAP, and we announced that we intended to seek additional board representation. On November 10, 2004, ACAP invited Mr. Stilwell to sit on the board, and we entered into a new standstill agreement. This agreement was terminated in November 2007, with our nominees remaining on ACAP's board. On May 8, 2008, our nominees were re-elected to three-year terms expiring in 2011. On passage of federal healthcare legislation in 2010, ACAP became concerned about the fundamentals of its business and promptly acted to assess its strategic alternatives. On October 22, 2010, ACAP was acquired by The Doctors Company.

CUSIP No. 472375104	SCHEDULE 13D	Page 16 of 29

On June 30, 2003, we filed a Schedule 13D reporting a position in FPIC Insurance Group, Inc. ("FPIC"). On August 12, 2003, Florida's insurance department approved our request to hold more than 5% of FPIC's shares, to solicit proxies to hold board seats, and to exercise shareholder rights. On November 10, 2003, FPIC invited our nominee, John G. Rich, Esq., to join the board and we signed a confidentiality agreement. On June 7, 2004, we disclosed that because FPIC's management had taken steps to increase shareholder value and because its market price increased and reflected fair value in our estimation, we sold our shares on the open market, decreasing our holdings below five percent. Our nominee was invited to remain on the board after we sold our stake.

On March 29, 2004, we filed a Schedule 13D reporting a position in Community Bancshares, Inc. ("COMB"). We disclosed our intention to meet with COMB's management and evaluate management's progress in resolving its regulatory issues, lawsuits, problem loans, and non-performing assets, and that we would likely support management if it effectively addressed COMB's challenges. On November 21, 2005, we amended our Schedule 13D and stated that although we believed that COMB's management had made good progress, COMB's return on equity would likely remain below average for the foreseeable future, and it should therefore be sold. On November 21, 2005, we also stated that if COMB did not announce a sale before our deadline to solicit proxies for the next annual meeting, we would solicit proxies to elect our own slate. On January 6, 2006, we disclosed the names of our three board nominees. On May 1, 2006, COMB announced its sale to The Banc Corporation, and we sold our shares on the open market.

On June 20, 2005, we filed a Schedule 13D reporting a position in Prudential Bancorp, Inc. of Pennsylvania ("PBIP"). Most of PBIP's shares are held by the Prudential Mutual Holding Company (the "MHC"), which is controlled by PBIP's board. The MHC controls most corporate decisions coming up for a shareholder vote, such as the election of directors. But regulations promulgated by the FDIC previously barred the MHC from voting on PBIP's management stock benefit plans, and PBIP's IPO prospectus indicated that the MHC would not vote on the plans. We announced in August 2005 that we would solicit proxies to oppose adoption of the plans as a referendum to place Mr. Stilwell on the board. PBIP decided not to put the plans up for a vote at the 2006 annual meeting.

In December 2005, we solicited proxies to withhold votes on the election of directors as a referendum to place Mr. Stilwell on the board. At the 2006 annual meeting, 71% of PBIP's voting public shares were withheld from voting on management's nominees.

On April 6, 2006, PBIP announced that just after we had filed our Schedule 13D, it had secretly solicited a letter from an FDIC staffer (which it concealed from the public) that the MHC would be allowed to vote in favor of the plans. PBIP also announced a special meeting to vote on the plans. We alerted the Board of Governors of the Federal Reserve System (the "Fed") about this announcement, and PBIP was directed to seek Fed approval before adopting the plans. On April 19, 2006, PBIP postponed the special meeting. The Fed subsequently followed the FDIC's position in September 2006. In December 2006, we solicited proxies to withhold votes on the election of PBIP's directors at the 2007 annual meeting. At the meeting, 75% of PBIP's voting public shares were withheld. Also during the annual meeting, PBIP's President and Chief Executive Officer, in response to a question posed by Mr. Stilwell, was unable to state the meaning of per share return on equity. On March 7, 2007, we disclosed that we were publicizing the results of PBIP's elections and its directors' unwillingness to hold a democratic vote on the stock plans by placing billboard advertisements throughout Philadelphia.

CUSIP No. 472375104	SCHEDULE 13D	Page 17 of 29

In December 2007, we filed proxy materials for the solicitation of proxies to withhold votes on the election of PBIP's directors at the 2008 annual meeting of shareholders. At the February 4, 2008 annual meeting, an average of 77% of PBIP's voting public shares withheld their votes. Excluding shares held in PBIP's ESOP, an average of 88% of the voting public shares withheld their votes in this election.

On October 4, 2006, we sued PBIP, the MHC, and the directors of PBIP and the MHC in federal court in Philadelphia seeking an order to prevent the MHC from voting in favor of the plans. On August 15, 2007, the court dismissed some claims, but sustained our cause of action against the MHC as majority shareholder of PBIP for breach of fiduciary duties. Discovery proceeded and all the directors were deposed. Both sides moved for summary judgment, but the court ordered the case to trial which was scheduled for June 2008. On May 22, 2008, we voluntarily discontinued the lawsuit after determining that it would be more effective and appropriate to pursue the directors on a personal basis in a derivative action. On June 11, 2008, we filed a notice to appeal certain portions of the lower court's August 15, 2007 order dismissing portions of the lawsuit.

We entered into a settlement agreement and an expense agreement with PBIP in November 2008 under which we agreed to support PBIP's stock benefit plans, drop our litigation and withdraw our shareholder demand, and generally support management, and, in exchange, PBIP agreed, subject to certain conditions, to repurchase up to 3 million of its shares (including shares previously purchased), reimburse a portion of our expenses, and either adopt a second step conversion or add our nominee who meets certain qualification requirements to its board if the repurchases were not completed by a specified time.

On March 5, 2010, we reported that our ownership in PBIP had dropped below 5 percent as a result of open market sales and sales of common stock to PBIP.

On January 19, 2006, we filed a Schedule 13D reporting a position in SCPIE Holdings Inc. ("SKP"). We announced we would run our slate of directors at the 2006 annual meeting and demanded SKP's shareholder list. SKP initially refused to timely produce the list, but did so after we sued it in Delaware Chancery Court. We engaged in a proxy contest at the 2006 annual meeting, but SKP's directors were elected. On December 14, 2006, SKP agreed to place Mr. Stilwell on the board. On October 16, 2007, Mr. Stilwell resigned from SKP's board after it approved a sale of SKP that Mr. Stilwell believed was an inferior offer. We solicited shareholder proxies in opposition to the proposed sale; however, the sale was approved.

On July 27, 2006, we filed a Schedule 13D reporting a position in Roma Financial Corp. ("ROMA"). Nearly 70% of ROMA's shares are held by a mutual holding company (like PBIP, WMPN and NECB) controlled by ROMA's board. In April 2007, we engaged in a proxy solicitation at ROMA's first annual meeting, urging shareholders to withhold their vote from management's slate. ROMA did not put their stock benefit plans up for a vote at that meeting. We then met with ROMA management. In the four months after ROMA became eligible to repurchase its shares, it promptly announced and substantially completed repurchases of 15% of its publicly held shares, which were accretive to shareholder value. In our judgment, management came to understand the importance of proper capital allocation. Based on ROMA management's prompt implementation of shareholder-friendly capital allocation plans, we supported management's adoption of stock benefit plans at the 2008 shareholder meeting, and we sold our shares in the open market.

CUSIP No. 472375104	SCHEDULE 13D	Page 18 of 29

On November 5, 2007, we filed a Schedule 13D reporting a position in Northeast Community Bancorp, Inc. ("NECB"). A majority of NECB's shares are held by a mutual holding company (like PBIP, ROMA and WMPN) controlled by NECB's board. We presented a model stock benefit plan to management that we would support based on a vesting schedule that more closely aligns management's interests to shareholder returns. NECB’s management responded to the proposal with a form letter. On July 1, 2010, we delivered a written demand to NECB demanding to inspect its shareholder list. On July 22, 2010, NECB announced its first ever share repurchase plan. NECB, however, refused to supply us with the shareholder list. Therefore, on July 23, 2010, we sued NECB in federal court in New York seeking an order compelling compliance. On August 31, 2010, NECB produced the list of shareholders to us and we dismissed the lawsuit. We have written to shareholders expressing our belief that NECB’s directors have not properly overseen management. On October 3, 2011, we sent a letter to NECB's board of directors demanding that NECB expand the board with disinterested directors to consider a second step conversion. On November 2, 2011, we filed a lawsuit against NECB's board of directors, personally and derivatively, for abuse of a federal bank charter to perpetuate nepotism. On November 16, 2011, we sent a letter to the Securities and Exchange Commission arguing that Part II, Item 1 of NECB's Form 10-Q, filed on November 14, 2011, is misleading in regards to our lawsuit.

On May 23, 2008, we filed a Schedule 13D reporting a position in William Penn Bancorp, Inc. ("WMPN"). A majority of WMPN's shares are held by a mutual holding company (like PBIP, ROMA and NECB) controlled by WMPN's board. We hope to work with management in maximizing shareholder value. We provided a PowerPoint presentation to management regarding our views on capital allocation.

On May 30, 2008, we filed a Schedule 13D reporting a position in Malvern Federal Bancorp, Inc. ("MLVF"). When we announced our reporting position, a majority of MLVF's shares were held by a mutual holding company (like PBIP, ROMA, WMPN and NECB) controlled by MLVF's board. On October 26, 2010, we demanded that MLVF pursue a derivative action against its directors for breach of their fiduciary duties. MLVF failed to pursue the action and, on June 3, 2011, we sued MLVF's directors demanding that the court, among other things, order the directors to properly consider pursuing a second step conversion. On November 9, 2011, The Honorable Judge Howard F. Riley, Jr., overruled the director defendants' preliminary objections to the derivative lawsuit. On January 17, 2012, MLVF announced its intention to undertake a second step conversion and we withdrew the lawsuit. The conversion and stock offering were completed on October 11, 2012, and our shares were converted into shares of Malvern Bancorp, Inc. We intend to seek reimbursement for our legal expenses incurred in our lawsuit and have announced our intention to seek a board seat at the annual meeting in 2014.

On December 29, 2008, we filed a Schedule 13D reporting a position in First Savings Financial Group, Inc. ("FSFG"). We met with management in New York. FSFG announced a stock repurchase plan and began repurchasing its shares. In December 2009, we reported that our beneficial ownership in the outstanding FSFG common stock had fallen below 5 percent.

CUSIP No. 472375104	SCHEDULE 13D	Page 19 of 29

On March 12, 2009, we filed a Schedule 13D reporting a position in Alliance Bancorp, Inc. of Pennsylvania ("ALLB"). When we announced our reporting position, a majority of ALLB's shares were held by a mutual holding company (like PBIP, ROMA, WMPN and NECB) controlled by ALLB's board. However, on August 11, 2010, ALLB announced its intention to undertake a second step offering, selling all shares to the public. The plan of conversion and reorganization was approved by depositors at a special meeting held December 29, 2010. We strongly supported ALLB’s action. Following completion of the conversion of Alliance Bank from the mutual holding company structure to the stock holding company structure, we increased our stake with the belief that shareholders and ALLB will do well if management focuses on profitability.

On September 24, 2010, we filed a Schedule 13D reporting a position in FedFirst Financial Corporation ("FFCO"). We hope to work with management and the board to maximize shareholder value.

On October 8, 2010, we filed a Schedule 13D reporting a position in Wayne Savings Bancshares, Inc. ("WAYN"). We hope to work with management and the board to maximize shareholder value.

On October 18, 2010, we filed a Schedule 13D reporting a position in Standard Financial Corp. ("STND"). On March 19, 2013, we disclosed that we sold shares on the open market, decreasing our holdings below five percent.

On January 3, 2011, we filed a Schedule 13D reporting a position in Home Federal Bancorp, Inc. of Louisiana ("HFBL"). On February 7, 2013, we disclosed that we sold shares on the open market, decreasing our holdings below five percent.

On February 7, 2011, we filed a Schedule 13D reporting a position in Wolverine Bancorp, Inc. ("WBKC"). We hope to work with management and the board to maximize shareholder value.

On February 28, 2011, we filed a Schedule 13D reporting a position in SP Bancorp, Inc. ("SPBC"). We hope to work with management and the board to maximize shareholder value.

On March 28, 2011, we filed a Schedule 13D reporting a position in Eureka Financial Corp. ("EKFC"). We hope to work with management and the board to maximize shareholder value.

On April 1, 2011, we filed a Schedule 13D reporting a position in Harvard Illinois Bancorp, Inc. ("HARI"). On February 7, 2012, we stated our intention to nominate a director at HARI's 2012 annual meeting of stockholders and also disclosed the names of our nominee and alternate nominee. On March 2, 2012, we sent a letter to HARI's stockholders expressing our belief that HARI should seek a stronger community bank as a merger partner. We mailed our proxy materials to HARI's stockholders in April 2012 seeking election of our nominee. On May 25, 2012, we reported that our nominee was not elected to the HARI board of directors and that we intended to run a board nominee at the HARI annual stockholders meeting in 2013. We mailed our proxy materials to HARI's stockholders on April 3, 2013 seeking election of our nominee. Our nominee was not elected to the HARI board of directors, and we intend to run a board nominee at the HARI annual stockholders meeting in 2014.

CUSIP No. 472375104	SCHEDULE 13D	Page 20 of 29

On April 11, 2011, we filed a Schedule 13D reporting a position in Fraternity Community Bancorp, Inc. ("FRTR"). We hope to work with management and the board to maximize shareholder value.

On April 18, 2011, we filed a Schedule 13D reporting a position in Sunshine Financial, Inc. ("SSNF"). We hope to work with management and the board to maximize shareholder value.

On July 5, 2011, we filed a Schedule 13D reporting a position in Jacksonville Bancorp, Inc. ("JXSB"). We hope to work with management and the board to maximize shareholder value.

On July 11, 2011, we filed a Schedule 13D reporting a position in Naugatuck Valley Financial Corporation ("NVSL"). We hope to work with management and the board to maximize shareholder value.

On August 24, 2011, we filed a Schedule 13D reporting a position in Colonial Financial Services, Inc. ("COBK"). We hope to work with management and the board to maximize shareholder value.

On September 12, 2011, we filed a Schedule 13D reporting a position in First Financial Northwest, Inc. ("FFNW"). On January 11, 2012, a representative of the Group became a member of FFNW's Board. On February 15, 2012, our representative resigned and we announced our intention to run a contested election at FFNW's 2012 annual meeting of shareholders. We mailed our proxy materials to FFNW's shareholders in April 2012 seeking election of our nominee. At FFNW's 2012 annual meeting of shareholders held on May 24, 2012, our nominee beat Victor Karpiak, the Chairman and President, by a substantial percentage. FFNW attempted to invalidate our votes and we sued to enforce our rights. In accordance with the settlement we reached with FFNW in December 2012, our nominee, Kevin Padrick, was appointed to FFNW's board on March 14, 2013, and Victor Karpiak resigned as Chairman.

On September 23, 2011, we filed a Schedule 13D reporting a position in Poage Bankshares, Inc. ("PBSK"). We hope to work with management and the board to maximize shareholder value.

On September 29, 2011, we filed a Schedule 13D reporting a position in United Insurance Holdings Corp. ("UIHC"). On December 17, 2012, we disclosed that we sold shares on the open market, decreasing our holdings below five percent.

On October 7, 2011, we filed a Schedule 13D reporting a position in Provident Financial Holdings, Inc. (“PROV”). We hope to work with management and the board to maximize shareholder value.

On October 24, 2011, we filed a Schedule 13D reporting a position in ASB Bancorp, Inc. ("ASBB"). We hope to work with management and the board to maximize shareholder value.

On November 21, 2011, we filed a Schedule 13D reporting a position in Sound Financial, Inc. ("SNFL"). On August 22, 2012, Sound Financial Bancorp, Inc. ("SFBC") announced completion of its second step conversion and our shares of SNFL were converted into shares of SFBC. We hope to work with management and the board to maximize shareholder value.

CUSIP No. 472375104	SCHEDULE 13D	Page 21 of 29

On January 19, 2012, we filed a Schedule 13D reporting a position in West End Indiana Bancshares, Inc. ("WEIN"). We hope to work with management and the board to maximize shareholder value.

On March 5, 2012, we filed a Schedule 13D reporting a position in IF Bancorp, Inc. ("IROQ"). We hope to work with management and the board to maximize shareholder value.

On May 7, 2012, we filed a Schedule 13D reporting a position in Anchor Bancorp ("ANCB"). We hope to work with management and the board to maximize shareholder value.

On July 23, 2012, we filed a Schedule 13D reporting a position in Georgetown Bancorp, Inc. ("GTWN"). We hope to work with management and the board to maximize shareholder value.

On September 21, 2012, we filed a Schedule 13D reporting a position in Fairmount Bancorp, Inc. ("FMTB"). We hope to work with management and the board to maximize shareholder value.

On October 22, 2012, we filed a Schedule 13D reporting a position in Hamilton Bancorp, Inc. ("HBK"). We hope to work with management and the board to maximize shareholder value.

On November 23, 2012, we filed a Schedule 13D reporting a position in Polonia Bancorp, Inc. ("PBCP"). We hope to work with management and the board to maximize shareholder value.

On November 29, 2012, we filed a Schedule 13D reporting a position in TF Financial Corporation ("THRD"). We hope to work with management and the board to maximize shareholder value.

On January 22, 2013, we filed a Schedule 13D reporting a position in United Community Bancorp ("UCBA"). We hope to work with management and the board to maximize shareholder value.

On February 25, 2013, we filed a Schedule 13D reporting a position in HopFed Bancorp, Inc. ("HFBC"). We mailed our proxy materials to HFBC's stockholders on April 5, 2013 seeking election of our nominee as a director at HFBC's 2013 annual meeting of stockholders on May 15, 2013. Our nominee, Robert Bolton, beat HFBC's nominee by a two to one margin.

On April 8, 2013, we filed a Schedule 13D reporting a position in Jefferson Bancshares, Inc. ("JFBI"). We hope to work with management and the board to maximize shareholder value.

On May 20, 2013, we filed a Schedule 13D with the Federal Deposit Insurance Corporation reporting a position in United-American Savings Bank ("UASB"). We hope to work with management and the board to maximize shareholder value.

Members of the Group may seek to make additional purchases of shares of Common Stock. Except as described in this Twentieth Amendment, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

CUSIP No. 472375104	SCHEDULE 13D	Page 22 of 29

Item 5.  Interest in Securities of the Issuer

The percentages used in this filing are calculated based on the number of outstanding shares of Common Stock, 16,423,761, reported as the number of outstanding shares as of September 16, 2013, in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 19, 2013. All purchases of shares of Common Stock and other securities reported herein were made in connection with the Rights Offering completed on September 16, 2013. The terms and conditions of the Series A Warrants and Series B Warrants acquired in the Rights Offering are summarized in Item 6 below.

(A)	Stilwell Value Partners III

(a)	Aggregate number of shares beneficially owned: 3,171,015

Percentage: 19.3%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 3,171,015

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 3,171,015

(c)	Stilwell Value Partners III has not purchased or sold any shares of Common Stock in the past 60 days.

(d)	Because he is the managing member and 99% owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners III, Joseph Stilwell has the power to direct the affairs of Stilwell Value Partners III, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners III. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Value Partners III with regard to those shares of Common Stock.

(B)	Stilwell Value Partners IV

(a)	Aggregate number of shares beneficially owned: 3,171,015

Percentage: 19.3%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 3,171,015

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 3,171,015

(c)	Stilwell Value Partners IV purchased 310,011 Units in the Rights Offering for $4.00 per Unit, or a total of $1,240,044, pursuant to which it acquired 310,011 shares of Common Stock, 310,011 Series A Warrants and 310,011 Series B Warrants.

d)	Because he is the managing member and 99% owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners IV, Joseph Stilwell has the power to direct the affairs of Stilwell Value Partners IV, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners IV. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Value Partners IV with regard to those shares of Common Stock.

CUSIP No. 472375104	SCHEDULE 13D	Page 23 of 29

(C)	Stilwell Activist Fund

(a)	Aggregate number of shares beneficially owned: 3,171,015

Percentage: 19.3%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 3,171,015

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 3,171,015

(c)	Stilwell Activist Fund purchased 17,775 Units in the Rights Offering for $4.00 per Unit, or a total of $71,100, pursuant to which it acquired 17,775 shares of Common Stock, 17,775 Series A Warrants and 17,775 Series B Warrants.

(d)	Because he is the managing member and 99% owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Fund, Joseph Stilwell has the power to direct the affairs of Stilwell Activist Fund, including the voting and disposition of shares of Common Stock held in the name of Stilwell Activist Fund. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Activist Fund with regard to those shares of Common Stock.

(D)	Stilwell Activist Investments

(a)	Aggregate number of shares beneficially owned: 3,171,015

Percentage: 19.3%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 3,171,015

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 3,171,015

(c)	Stilwell Activist Investments purchased 97,917 Units in the Rights Offering for $4.00 per Unit, or a total of $391,668, pursuant to which it acquired 97,917 shares of Common Stock, 97,917 Series A Warrants and 97,917 Series B Warrants.

(d)	Because he is the managing member and 99% owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Investments, Joseph Stilwell has the power to direct the affairs of Stilwell Activist Investments, including the voting and disposition of shares of Common Stock held in the name of Stilwell Activist Investments. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Activist Investments with regard to those shares of Common Stock.

CUSIP No. 472375104	SCHEDULE 13D	Page 24 of 29

(E)	Stilwell Associates

(a)	Aggregate number of shares beneficially owned: 3,171,015

Percentage: 19.3%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 3,171,015

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 3,171,015

(c)	Stilwell Associates purchased 150,511 Units in the Rights Offering for $4.00 per Unit, or a total of $602,044, pursuant to which it acquired 150,511 shares of Common Stock, 150,511 Series A Warrants and 150,511 Series B Warrants.

(d)	Because he is the managing member and 99% owner of Stilwell Value LLC, which is the general partner of Stilwell Associates, Joseph Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(F)	Stilwell SALI Fund

(a)	Aggregate number of shares beneficially owned: 3,171,015

Percentage: 19.3%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 3,171,015

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 3,171,015

(c)	Stilwell SALI Fund purchased 18,750 Units in the Rights Offering for $4.00 per Unit, or a total of $75,000, pursuant to which it acquired 18,750 shares of Common Stock, 18,750 Series A Warrants and 18,750 Series B Warrants.

(d)	Because he is the managing and sole member of Stilwell Advisers, which is the investment subadviser of Stilwell SALI Fund, Joseph Stilwell has the power to direct the affairs of Stilwell SALI Fund, including the voting and disposition of shares of Common Stock held in the name of Stilwell SALI Fund. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell SALI Fund with respect to those shares of Common Stock.

(G)	Stilwell Value LLC

(a)	Aggregate number of shares beneficially owned: 3,171,015

Percentage: 19.3%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 3,171,015

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 3,171,015

CUSIP No. 472375104	SCHEDULE 13D	Page 25 of 29

(c)	Stilwell Value LLC has made no purchases of shares of Common Stock.

(d)	Because he is the managing member and 99% owner of Stilwell Value LLC, Joseph Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners III, Stilwell Partners IV, Stilwell Activist Fund, Stilwell Activist Investments and Stilwell Associates. Therefore, Stilwell Value LLC may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners III, Stilwell Value Partners IV, Stilwell Activist Fund, Stilwell Activist Investments and Stilwell Associates.

(H)	Stilwell Advisers

(a)	Aggregate number of shares beneficially owned: 3,171,015

Percentage: 19.3%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 3,171,015

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 3,171,015

(c)	Stilwell Advisers has made no purchases of shares of Common Stock.

(d)	Because he is the managing and sole member of Stilwell Advisers, Joseph Stilwell has the power to direct the affairs of Stilwell Advisers. Stilwell Advisers is the investment subadviser of Stilwell SALI Fund. Therefore, Stilwell Advisers may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell SALI Fund.

(I)	Joseph Stilwell

(a)	Aggregate number of shares beneficially owned: 3,171,015

Percentage: 19.3%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 3,171,015

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 3,171,015

(c)	Mr. Stilwell purchased 31,250 Units in the Rights Offering for $4.00 per Unit, or a total of $125,000, pursuant to which he acquired 31,250 shares of Common Stock, 31,250 Series A Warrants and 31,250 Series B Warrants.

CUSIP No. 472375104	SCHEDULE 13D	Page 26 of 29

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than the Series A Warrants and Series B Warrants, the Amended Joint Filing Agreement filed as Exhibit 17 to the Nineteenth Amendment, and the Stock Option Agreement filed as Exhibit 10 to the Eighth Amendment, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC, in its capacities as general partner of Stilwell Value Partners III, Stilwell Value Partners IV, Stilwell Activist Fund, Stilwell Activist Investments and Stilwell Associates; Stilwell Advisers, in its capacity as investment subadviser of Stilwell SALI Fund; and Joseph Stilwell, in his capacities as managing member and 99% owner of Stilwell Value LLC and managing and sole member of Stilwell Advisers, are entitled to an allocation of a portion of profits.

Each Series A Warrant and Series B Warrant entitles the holder thereof to purchase one share of Common Stock. The exercise price per share of Common Stock for the Series A Warrants is $4.50 and each such warrant is redeemable by KFS at a price of $0.25 per Series A Warrant if, and only if, the closing price of the Common Stock equals or exceeds $6.00 per share for 20 consecutive trading days on the NYSE or such other market or exchange on which the Common Stock trades or is quoted at the time of redemption; but in any event no earlier than the first anniversary of the date of issuance. The exercise price per share of Common Stock for the Series B Warrants is $5.00 and the Series B Warrants are non-redeemable. Subject to applicable securities laws, (i) the Series A Warrants may be exercised at any time beginning September 16, 2016, through September 15, 2020, and (ii) the Series B Warrants may be exercised at any time beginning September 16, 2016 through September 15, 2023. For additional terms and conditions of the Warrants, see Exhibits 18 and 19 to this Twentieth Amendment, which are incorporated herein by reference.

See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

CUSIP No. 472375104	SCHEDULE 13D	Page 27 of 29

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated November 7, 2008, filed with the Original Schedule 13D
2	Amended Joint Filing Agreement, dated November 14, 2008, filed with the First Amendment
3	Requisition Notice, dated November 11, 2008, filed with the First Amendment
4	Press Release, dated November 11, 2008, filed with the First Amendment
5	Letter to Joseph Stilwell from W. Shaun Jackson, President and Chief Executive Officer of the Issuer, dated November 17, 2008, filed with the Second Amendment
6	Letter to W. Shaun Jackson from Joseph Stilwell dated November 17, 2008, filed with the Second Amendment
7	Settlement Agreement between the Issuer and members of the Group dated January 7, 2009, filed with the Fifth Amendment
8	Press Release, dated January 30, 2009, filed with the Sixth Amendment
9	Requisition Notice, dated January 29, 2009, filed with the Sixth Amendment
10	Stock Option Agreement dated as of January 7, 2009 among Spencer L. Schneider, Stilwell Value Partners III and Stilwell Associates, filed with the Eighth Amendment
11	Reserved
12	Amended Joint Filing Agreement, dated April 8, 2009, filed with the Ninth Amendment
13	Amended Joint Filing Agreement, dated April 28, 2009, filed with the Tenth Amendment
14	Amended Joint Filing Agreement, dated August 4, 2009, filed with the Eleventh Amendment
15	Amended Joint Filing Agreement, dated November 16, 2009, filed with the Twelfth Amendment
16	Amended Joint Filing Agreement, dated September 21, 2012, filed with the Seventeenth Amendment
17	Amended Joint Filing Agreement, dated June 11, 2013, filed with the Nineteenth Amendment
18	Form of Series A Warrant Certificate, incorporated by reference to Schedule A to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 19, 2013
19	Form of Series B Warrant Certificate, incorporated by reference to Schedule A to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 19, 2013

CUSIP No. 472375104	SCHEDULE 13D	Page 28 of 29

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: September 20, 2013

STILWELL VALUE PARTNERS III, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing Member

STILWELL VALUE PARTNERS IV, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing Member

STILWELL ACTIVIST FUND, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing Member

STILWELL ACTIVIST INVESTMENTS, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing Member

CUSIP No. 472375104	SCHEDULE 13D	Page 29 of 29

STILWELL ASSOCIATES, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/Joseph Stilwell
	By:	Joseph Stilwell
Managing Member

STILWELL ASSOCIATES INSURANCE FUND OF THE SALI MULTI-SERIES FUND L.P.

By:	STILWELL ADVISERS LLC
Investment Subadviser

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing and Sole Member

STILWELL ADVISERS LLC

/s/ Joseph Stilwell
By:	Joseph Stilwell
Managing Member

JOSEPH STILWELL

/s/ Joseph Stilwell